SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2021

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-3220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants
   and Audit Committee
Community Trust Bancorp, Inc.
   Employee Stock Ownership Plan
Pikeville, Kentucky

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year-end) as of December 31, 2021, and schedule of reportable transactions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at year-end) as of December 31, 2021, and the schedule of reportable transactions for the year ended December 31, 2021, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP (formerly BKD, LLP)

We have served as the Plan’s auditor since 2006.

Louisville Kentucky
June 29, 2022

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

Assets	2021	2020
Cash	$820	$675

Investments at fair value:
Community Trust Bancorp, Inc. common stock	33,778,649	28,834,866
Mutual funds	1,002,316	819,312
Money market funds	31,003	33,487
Total investments	34,811,968	29,687,665

Receivables:
Contribution receivable	57,684	58,392
Accrued interest and dividends	310,885	299,540
Total receivables	368,569	357,932

Net assets available for benefits	$35,181,357	$30,046,272

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2021 and 2020

Additions:	2021	2020
Contributions	$1,832,893	$1,834,920

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	5,295,566	(6,676,425)
Interest and dividends	1,281,588	1,182,169
Total investment income (loss)	6,577,154	(5,494,256)

Deductions:
Benefits paid to participants	(3,274,962)	(2,032,211)

Increase (decrease) in net assets available for benefits	5,135,085	(5,691,547)

Net assets available for benefits:
Beginning of year	30,046,272	35,737,819

End of year	$35,181,357	$30,046,272

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2021 and 2020 and
For the Years Ended December 31, 2021 and 2020

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  CTIC served as trustee of the Plan for the years ended December 31, 2021 and 2020.  CTIC also served as custodian of the Plan for the period from January 1, 2020 through September 11, 2020.  Matrix Trust Company served as custodian of the Plan for the period from September 11, 2020 through December 31, 2021. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

In its sole discretion, annually CTBI shall determine an amount to contribute, if any, equal to a percentage of compensation for each eligible participant.  The contributions are non-participant directed and invested directly in CTBI stock.  During 2021 and 2020, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI common stock, mutual funds and money market funds.  Employer contributions are automatically invested in CTBI common stock. Once a participant attains the age of 55 and has completed ten years of participation in the Plan, the participant may allocate a portion of their Plan balance to other investments within 90 days after the close of each Plan year.  These elections may be made for six consecutive years.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his or her account is payable to him or her if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited non vested accounts are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years.  Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $1,165,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $230,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $1,165,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2021 and 2020, forfeited non-vested accounts totaled $49,465 and $30,170, respectively.  These amounts will be used to reinstate any previously forfeited balances required, if any, with the remainder reallocated to participants based upon compensation.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.
The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Net Assets by Participant and Non-Participant Directed Investments

All CTBI stock is non-participant directed, while the mutual and money market funds are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:

	2021
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$89,573	$5,205,993	$5,295,566
Interest and dividends	60,005	1,221,583	1,281,588
Net investment income	149,578	6,427,576	6,577,154

Contributions	-	1,832,893	1,832,893
Transfers from non-participant directed funds to participant directed funds	322,905	-	322,905

Total additions	472,483	8,260,469	8,732,952

Deductions:
Benefits paid to participants	(291,963)	(2,982,999)	(3,274,962)
Transfers from non-participant directed funds to participant directed funds	-	(322,905)	(322,905)

Total deductions	(291,963)	(3,305,904)	(3,597,867)

Net increase	180,520	4,954,565	5,135,085

Net assets available for benefits, beginning of year	852,799	29,193,473	30,046,272

Net assets available for benefits, end of year	$1,033,319	$34,148,038	$35,181,357

	2020
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$111,106	$(6,787,531)	$(6,676,425)
Interest and dividends	20,867	1,161,302	1,182,169
Net investment income (loss)	131,973	(5,626,229)	(5,494,256)

Contributions	-	1,834,920	1,834,920
Transfers from non-participant directed funds to participant directed funds	73,225	-	73,225

Total additions (reductions)	205,198	(3,791,309)	(3,586,111)

Deductions:
Benefits paid to participants	(381,578)	(1,650,633)	(2,032,211)
Transfers from non-participant directed funds to participant directed funds	-	(73,225)	(73,225)

Total deductions	(381,578)	(1,723,858)	(2,105,436)

Net decrease	(176,380)	(5,515,167)	(5,691,547)

Net assets available for benefits, beginning of year	1,029,179	34,708,640	35,737,819

Net assets available for benefits, end of year	$852,799	$29,193,473	$30,046,272

4.  Federal Income Tax Status

The Plan received a Letter of Determination from the Internal Revenue Service on August 28, 2015, stating the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  The Plan has been amended since receiving the initial IRS ruling.  The Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are received by CTIC as trustee and forwarded to the Custodian.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.  During the years ended December 31, 2021 and 2020, the Plan received dividend income of $1,210,238 and $1,142,015, respectively.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2021	2020
CTBI common stock (in dollars)	$33,778,649	$28,834,866

Shares outstanding	774,562	778,269

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2021 and 2020 were $17,951 and $63,700, respectively.

8. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2021.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2021 and December 31, 2020:

		Fair Value Measurements at December 31, 2021 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$33,778,649	$33,778,649	$0	$0
Mutual funds	1,002,316	1,002,316	0	0
Money market funds	31,003	31,003	0	0
	$34,811,968	$34,811,968	$0	$0

		Fair Value Measurements at December 31, 2020 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$28,834,866	$28,834,866	$0	$0
Mutual funds	819,312	819,312	0	0
Money market funds	33,487	33,487	0	0
	$29,687,665	$29,687,665	$0	$0

9.  Risk and Uncertainties

The coronavirus pandemic has caused increased volatility in financial markets and the possibility of prolonged adverse economic conditions.  These changes in economic and financial market conditions could result in decreases in the fair value of Plan investments.  There is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact to the fair value of Plan investments cannot be reasonably estimated at this time.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2021

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d)		Current Value (e)

Mutual Funds
Federated MDT Small Cap Core R6	Equity Fund, 290 units		**	$7,615

Vanguard Growth Index Adm	Equity Fund, 918 units		**	151,564

Vanguard Small Cap Growth Index Adm	Equity Fund, 691 units		**	68,435

MFS Mid Cap Value R6	Equity Fund, 1,043 units		**	33,821

TIAA-CREF International Eq Idx Instl	Equity Fund, 1,035 units		**	23,686

Vanguard TG Retirement 2020 Inv	Equity Bond Fund, 2,519 units		**	78,143

Vanguard TG Retirement 2025 Inv	Equity Bond Fund, 3,545 units		**	72,106

Vanguard TG Retirement 2030 Inv	Equity Bond Fund, 2,139 units		**	82,191

Vanguard TG Retirement 2035 Inv	Equity Bond Fund, 1,197 units		**	28,541

Vanguard Target Retirement Income Inv	Equity Bond Fund, 302 units		**	4,364

Dodge & Cox Stock	Equity Fund, 262 units		**	64,258

Vanguard 500 Index Admiral	Equity Fund, 432 units		**	190,134

William Blair Small-Mid Cap Gr I	Equity Fund, 3,058 units		**	106,188

Metropolitan West Total Return Bond I	Fixed Bond Fund, 5,101 units		**	55,650

Goldman Sachs Short-Duration Bond R6	Fixed Bond Fund, 3,527 units		**	35,620

				1,002,316
Money Market Funds
Goldman Sachs FS Government MM Fd#465	Money Market Fund, 31,003 shares		**	31,003
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 774,562 shares	22,248,154		33,778,649

Total Investments		$22,248,154		$34,811,968

* Indicates a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2021

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain
Series of transactions in excess of 5% Community Trust Bancorp, Inc. common stock	$2,612,250		51	$2,612,250
Community Trust Bancorp, Inc. common stock		$2,874,460	95	$1,895,379	$979,081

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 29, 2022	By:	/s/ Mark A. Gooch
Mark A. Gooch
Vice Chairman, President, and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer, and Treasurer

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources